UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
DCDT, LLC

Legal status of issuer

      Form
      LLC

      Jurisdiction of Incorporation/Organization
      Texas

      Date of organization
      April 06, 2016

Physical address of issuer
20200 Algreg St. Pflugerville, TX 78660

Website of issuer
https://www.optelos.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Convertible Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
January 29, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
7

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$150,594	$106,170
Cash & Cash Equivalents	$113,274	$3,896
Accounts Receivable	$23,877	$80,888
Short-term Debt	$257,185	$631,760
Long-term Debt	$0	$0
Revenues/Sales	$363,681	$262,919
Cost of Goods Sold	$48,733	$71,397
Taxes Paid	$0	$0
Net Income (Loss)	$-318,592	$-540,948

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 11, 2020

DCDT, LLC

Up to $1,070,000 of Convertible Notes

DCDT, LLC ("Optelos", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Convertible Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by January 29, 2021. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by January 29, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by January 22, 2021 will be permitted to increase their subscription amount at any time on or before January 29, 2021 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after January 22, 2021. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to January 29, 2021, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue

reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://www.optelos.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: seedinvest.com/optelos

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

DCDT, LLC ("the Company") is a Texas limited liability company, formed on April 06, 2016.

The Company is located at 20200 Algreg St. Pflugerville, TX 78660.

The Company's website is https://www.optelos.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/optelos and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Convertible Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	January 29, 2021
Use of proceeds	See the description of the use of proceeds on page 11 and 13 hereof.
Voting Rights	See the description of the voting rights on pages 10, 12 and 15.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Evolving government regulations may require increased costs or adversely affect the Company's results of operations. In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change its practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the products or services from being offered to Clients and Members, which could have a material adverse effect on the business, financial condition and results of operations.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company continues to face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The Company may face challenges maintaining, promoting, and growing its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive industrial data space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for approximately 8 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred significant losses from inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The company currently has approximately $150,000 in secured debt. During May 2020, the Company entered into a loan agreement with the US Small Business Administration for a total amount of $150,000 with an interest rate of 3.75% and maturity date of 30 years from the date of the agreement where payments shall begin 12 months from the date of the agreement. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. The Collateral in which this security interest is granted includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto. One of the Events of Default, as defined in that agreement is a general inability to pay its debts.

The Company has an outstanding PPP loan. The Company owes Bank of America for a Small Business Association Paycheck Protection Program loan totaling $21,872. This loan has been granted in April 2020 and accrues at an interest rate of 1% per annum and a maturity of April 2022.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Convertible Notes will not be freely tradable until one year from the initial purchase date. Although the Convertible Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Convertible Notes. Because the Convertible Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Convertible Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Convertible Notes may also adversely affect the price that you might be able to obtain for the Convertible Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Convertible Notes reach their maturity date, investors (by a decision of the Convertible Note holders holding a majority of the principal amount of the outstanding Convertible Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Convertible Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $8,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $8,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $8,000,000 valuation cap, so you should not view the $8,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Convertible Note. The Convertible Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Convertible Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business
DCDT, LLC, d.b.a. Optelos, is a software-as-a-service company that helps industrial and enterprise companies organize, inspect, analyze and act on digital asset information at scale. Optelos helps provide data analysis and actionable insights for asset inspection and can deploy at scale.

Business Plan

Problem:

Asset inspections represent a significant cost for most industrial enterprises and enterprises are actively seeking ways to modernize asset inspection and data management to provide actionable insights. Inspecting, evaluating and auditing involves people, often in dangerous places. Drones, robotics, and advanced computer vision have largely replaced field inspectors.

This results in dramatically more content, especially video and images! Unstructured content and images are delivered to a centralized asset inspector – who rapidly became the bottleneck without efficient ways to process all of that information.

Solution:

Optelos' solution is to transform the high volume of unstructured images and meta-data into an information model married with reality modeling and automation to dramatically increase throughput and quality. It takes a bit of engineering, a bit of IT system know-how and the application of AI to lift productivity, throughput, and quality of asset inspection and insights. Optelos is enabling digital transformation of what has been an intractable problem. Our flagship offering, Enterprise Asset Advisor is one of the first products to offer an integrated solution.

Leveraging patented digital-twin IP to create a fully searchable and shareable digital asset repository of a physical asset. Optelos correlates telemetry, time, and other digital markers from images and videos to create this repository. Optelos combines data analysis with intuitive workflows to view multiple, selectable visualizations, in-process AI and enterprise system interoperability to deliver enterprise solutions – all at scale!

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.83% of the proceeds, or $32,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Full Stack Engineers	40%	40%	30%
Marketing / SEO	30%	30%	40%
Business Development	20%	20%	20%
Embed Software	10%	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Kevin McKeand	Chief Executive Officer	Responsible for leading Optelos' business strategy and overall management
David Tran	Founder & Chief Technical Officer	Responsible for leading Optelos' focus on technology and development
David Collmann	Founder & Chief Financial Officer	Responsible for leading Optelos' financing strategy and industry outreach

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Membership Units	14,565.22	YES	N/A	N/A	**100%**	N/A

The Company has the following debt outstanding:

During the year ending December 31, 2018, the Company issued a total of three convertible notes with members for cash proceeds of $250,000 with an interest rate of 5%. These notes are all convertible into membership units of the Company and mature 12 months from the date of issuance.

During 2019, the outstanding principal in the amount of $250,000 and accrued interest in the amount of $16,667 were converted into 1,538 member units.

The Company recognized interest expenses of $9,375 and $7,292 during the years ended December 31, 2019 and 2018, respectively. Accrued interest outstanding during those same periods was $0 and $7,292, respectively.

During April 2020, the Company applied for the Paycheck Protection Program loan and received the loan in the amount of $21,872 with a maturity date of April 2022 and interest rate of 1%.

During May 2020, the Company entered into a loan agreement with the US Small Business Administration for a total amount of $150,000 with an interest rate of 3.75% and maturity date of 30 years from the date of the agreement where payments shall begin 12 months from the date of the agreement.

During June 2020, the Company entered into a convertible note agreement in the amount of $100,000 with interest rate of 6% per annum and a maturity date within 12 months.

Ownership
A majority of the Company is owned by one individual and one entity. That individual is David Tran and that entity is LDDF, Inc.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting membership units, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
David Tran	4,734.729 Membership Units	32.51%
LDDF, Inc.	3,744.505 Membership Units	25.71%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

DCDT, LLC ("the Company") is a limited liability company organized on April 6, 2016 under the laws of the State of Texas, and is headquartered in Pflugerville, Texas. The Company provides SaaS solutions for enterprise asset management.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $297,622 in cash on hand as of October 23, 2020 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	2018	Reg D 506(b)	Convertible Note	$250,000	Funding continuing operations (converted)

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Convertible Notes.

The Convertible Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $2,500,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Convertible Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $8,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Convertible Notes plus accrued unpaid interest, or the amount of stock the Convertible Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $8,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Convertible Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Convertible Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto-Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Convertible Notes in the Regulation D offering convert under similar terms to the Convertible Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Convertible Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Convertible Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Kevin McKeand
_____
(Signature)

Kevin McKeand
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Kevin McKeand
_____
(Signature)

Kevin McKeand
_____
(Name)

Chief Executive Officer
_____
(Title)

November 11, 2020
_____
(Date)

/s/David Tran
_____
(Signature)

David Tran
_____
(Name)

Founder & Chief Technical Officer
_____
(Title)

November 11, 2020
_____
(Date)

/s/David Collmann
_____
(Signature)

David Collmann
_____
(Name)

Founder & Chief Financial Officer
_____
(Title)

November 11, 2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



DCDT, LLC DBA OPTELOS
A TEXAS LIMITED LIABILITY COMPANY

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

DCDT, LLC DBA OPTELOS

Years Ended December 31, 2019 and 2018

Table of Contents





Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of DCDT, LLC dba Optelos.
Pflugerville, Texas

We have reviewed the accompanying financial statements of DCDT, LLC dba Optelos ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations and changes in members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

October 9, 2020

DCDT, LLC DBA OPTELOS

BALANCE SHEETS

December 31, 2019 and 2018

(unaudited)

	2019	2018
Assets		
Current assets		
Cash and cash equivalents	$ 113,274	$ 3,896
Accounts receivable, net	23,877	80,888
Inventory	3,985	3,985
Other current assets	-	1,637
Total current assets	141,136	90,406
Property and equipment, net	9,458	15,764
Total assets	$ 150,594	$ 106,170
Liabilities and members' equity		
Current liabilities		
Accounts payable	$ 14,600	$ 37,400
Accrued expenses	3,908	198,525
Deferred revenue	238,677	145,835
Convertible notes payable	-	250,000
Total current liabilities	257,185	631,760
Total liabilities	257,185	631,760
Commitments and contingencies	-	-
Total members' equity	(106,591)	(525,590)
Total liabilities and members' equity	$ 150,594	$ 106,170

See independent accountants' review report and accompanying notes to the financial statements.

DCDT, LLC DBA OPTELOS

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

For the Years Ended December 31, 2018 and 2017

(unaudited)

	2019	2018
Revenue		
Sales, net	$ 363,681	$ 262,919
Cost of goods sold	48,733	71,397
Gross profit	314,948	191,522
Operating expenses		
Research and development	368,742	474,777
Payroll expenses	113,888	54,110
Marketing expenses	47,332	77,215
Professional expenses	47,400	31,221
Travel expenses	21,273	9,620
General and administrative expenses	19,969	75,196
Depreciation	6,306	10,509
Total operating expenses	624,910	732,648
Loss from operations	(309,962)	(541,126)
Other expenses		
Interest expense	(9,375)	(7,292)
Interest income	745	7,470
Total other income (expense)	(8,630)	178
Net loss before income taxes	(318,592)	(540,948)
Provision for income taxes	-	-
Net loss	$ (318,592)	$ (540,948)
Changes in members' equity		
Beginning members' equity	$ (525,590)	$ 15,358
Capital contributions	737,591	-
Distributions to members	-	-
Net loss	(318,592)	(540,948)
Ending members' equity	$ (106,591)	$ (525,590)

See independent accountants' review report and accompanying notes to the financial statements.

3

DCDT, LLC DBA OPTELOS

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019 and 2018

(unaudited)

		2019		2018
Cash flows from operating activities				
Net loss	$	(318,592)	$	(540,948)
Adjustments to reconcile net loss to net cash				
used by operating activities:				
Depreciation and amortization		6,306		10,509
Equity issued for consulting services		18,933		-
Changes in operating assets and liabilities:				
Accounts receivable		57,011		(80,888)
Other assets		1,637		(1,637)
Inventory		-		(3,985)
Accounts payable and accrued expenses		129,332		179,266
Deferred revenue		92,842		145,835
Net cash used by operating activities		(12,531)		(291,848)
Cash flows from financing activities				
Proceeds from member contributions		121,909		-
Proceeds from convertible notes		-		250,000
Net cash provided by financing activities		121,909		250,000
Net increase (decrease) in cash and cash equivalents		109,378		(41,848)
Cash and cash equivalents, beginning		3,896		45,744
Cash and cash equivalents, ending	$	113,274	$	3,896
Non-cash investing and financing activities				
Cash paid during the period for:				
Equity issued on conversion of debt	$	266,667	$	-
Equity issued on conversion of line of credit		246,929		-
Equity issued on conversion of commission payable		83,153		-
	$	596,749	$	-
Cash paid for interest	$	-	$	-
Cash paid for income taxes	$	-	$	-

See accountants' review report and accompanying notes to the financial statements.

5

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

DCDT, LLC ("the Company") is a limited liability company organized on April 6, 2016 under the laws of the State of Texas, and is headquartered in Pflugerville, Texas. The Company provides SaaS solutions for enterprise asset management.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

Revenue is recognized when the services have been performed. The amounts received prior to recognition are recorded as a deferred revenue. During the period ending December 31, 2019 and 2018, the Company recognized $363,681 and $262,919 in revenue.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities, not disclosed in the tables below, reported in the balance sheets approximate their fair value.

The fair value of $18,933 of warrants issued during the period was estimated on the date of issuance using the Black-Scholes method, level 3, with the following assumptions:

	2019	2018
Expected term	10 years	-
Stock price on grant date	$ 130.00	-
Exercise price	$ 137.31	-
Interest rate	1.75%	-
Volatility	250%	-
Dividend yield	0%	-

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts*.*

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers changes any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance four uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2019 and 2018, the Company determined no allowance for uncollectible accounts was necessary.

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the periods ended December 31, 2019 and 2018, the Company determined no such impairment charge necessary.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2019 or 2018.

Depreciation expense for the years ended December 31, 2019 and 2018, was $6,306 and $10,509, respectively.

Deferred Revenue

Deferred revenue consists of cash received from customers for the purchase of annual contracts for services to be provided by the Company. Revenue from these agreements is recognized over the term of the contract. During the years ended December 31, 2019 and 2018, the Company recognized $238,677 and $145,835 in deferred revenue, respectively.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $47,332 and $77,215 in advertising costs, respectively, recorded under the heading "Marketing expenses" in the statements of operations.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. During the year ending December 31, 2019 and 2018, the Company had $368,742 and $474,777, respectively, in Research and Development costs.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the Texas jurisdictions, as applicable. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return.

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred significant losses from inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – PROPERTY AND EQUIPEMENT

Property and equipment consist of the following at December 31:

	2019	2018
Machinery and equipment	$ 45,784	$ 45,784
Accumulated depreciation	(36,326)	(30,020)
Property and equipment, net	$ 9,458	$ 15,764

Depreciation expense for the years ended December 31, 2019 and 2018, was $6,306 and $10,509, respectively.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

NOTE 6 – CONVERTIBLE NOTES PAYABLE

During the year ending December 31, 2018, the Company issued a total of three convertible notes with members for cash proceeds of $250,000 with an interest rate of 5%. These notes are all convertible into membership units of the Company and mature 12 months from the date of issuance.

During 2019, the outstanding principal in the amount of $250,000 and accrued interest in the amount of $16,667 were converted into 1,538 member units.

The Company recognized interest expense of $9,375 and $7,292 during the years ended December 31, 2019 and 2018, respectively. Accrued interest outstanding during those same periods was $0 and $7,292, respectively.

NOTE 7 – MEMBERS' EQUITY

During the years ended December 31, 2019 and 2018, the members contributed $121,909 and $0, respectively, for membership units.

During 2018, there was no activity in member equity. The following activity took place during 2019:

The outstanding principal in the amount of $250,000 and accrued interest in the amount of $16,667 associated with convertible notes with related parties were converted into 1,538 member units.

Line of credit in the amount of $246,292 was converted into 2,275 member units.

Commissions payable in the amount of $83,153 were converted into 752 member units.

During 2019, the Company issued a warrant to purchase 145.65 member units at an exercise price of $137.31. The fair value of $18,933 of warrants issued during the period was estimated on the date of issuance using the Black-Scholes method with the following assumptions:

	2019
Expected term	10 years
Stock price on grant date	$ 130.00
Exercise price	$ 137.31
Interest rate	1.75%
Volatility	250%
Dividend yield	0%

NOTE 8 – SUBSEQUENT EVENTS

During April 2020, the Company applied for the Paycheck Protection Program loan and received the loan in the amount of $21,872 with a maturity date of April 2022 and interest rate of 1%.

During May 2020, the Company entered into a loan agreement with a US Small Business Administration for a total amount of $150,000 with an interest rate of 3.75% and maturity date of 30 years from the date of the agreement where payments shall begin 12 months from the date of the agreement.

During June 2020, the Company entered into a convertible note agreement in the amount of $100,000 with interest rate of 6% per annum and a maturity date within 12 months.

Management has evaluated subsequent events through October 9, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements, other than those above.

EXHIBIT C

PDF of SI Website


OPTELOS
Software that Accelerates Asset Inspections
David Tran
CEO & Co-Founder

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Optelos

A patented data management, visualization, and AI analytics SaaS solution for industrial asset inspection

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$1,000	$8,000,000	Convertible Note
Minimum	Valuation cap	Security Type

INVEST IN OPTELOS

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: https://optelos.com

Optelos is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Prior Rounds
Market Landscape
Risks & Disclosures
Data Room
0 comments
FAQs About Investing
Contact SeedInvest

Company Highlights

- U.S. patent granted to founders in 2019 for data management technology used to synchronize and analyze visual digital inspections
- Optelos is a Microsoft One Commercial Partner and engaged in collaborative projects with Accenture to develop enterprise solutions
- Current notable customers include Georgia-Pacific, Accenture, and Texo Group
- 2020 YTD revenue is over $750K (as of October 2020), representing a 897% increase in annual revenue since commercialization began in 2017
- Optelos was accepted into Capital Factory's 2019 VIP Accelerator program and is backed by key investor AustinLee Ventures

Fundraise Highlights

- Total Round Size: US $2,500,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Convertible Note
- Valuation Cap: US $8,000,000
- Target Minimum Raise Amount: US $300,000
- Offering Type: Side by Side Offering

Optelos delivers enterprise-solutions for leading companies to organize, inspect, analyze and act on digital asset information at scale

Asset inspections represent a significant cost for most industrial enterprises. Enterprises are actively seeking ways to modernize asset inspection and data management to provide actionable insights. What they're finding falls short of expected results.

Why? Inspecting, evaluating and auditing involves people, often in dangerous places. Drones, robotics, and advanced computer vision have largely replaced field inspectors.

The outcome? Dramatically more content, especially video and images! Unstructured content and images are delivered to a centralized asset inspector – who rapidly became the bottleneck without efficient ways to process all of that information.

The solution? Optelos' solution is to transform the high volume of unstructured images and meta-data into an information model married with reality modeling and automation to dramatically increase throughput and quality. It takes us a bit of engineering, a bit of IT system know-how and the application of AI to lift productivity, throughput, and quality of asset inspection and insights. Optelos is enabling digital transformation of what has been an intractable problem. Our flagship offering, Enterprise Asset Advisor is one of the first products to offer an integrated solution.

Leveraging patented digital-twin IP to create a fully searchable and shareable digital asset repository of a physical asset. Optelos correlates telemetry, time, and other digital markers from images and videos to create this repository. Optelos combines data analysis with intuitive workflows to view multiple, selectable visualizations, in-process AI and enterprise system interoperability to deliver enterprise solutions – all at scale!

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The Team

Founders and Officers



David Tran
CTO

Founder and CTO



David Collmann
CEO OF TESCOM

Founder

Key Team Members



Kevin McKeand
CEO



Ed Sztuka
CRO



Bruce Flory
CMO



Neil Inman
VP of Operations

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $2,500,000
Minimum investment:	US $1,000
Target Minimum:	US $300,000

Key Terms

Security Type:	Convertible Note
Conversion discount:	20.0%
Valuation Cap:	US $8,000,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Closing conditions:	While Optelos has set an overall target minimum of US $300,000 for the round, Optelos must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Optelos's Form C.
Regulation CF cap:	While Optelos is offering up to US $2,500,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised



If Maximum Amount Is Raised



- ● Full Stack Engineers
- ● Marketing / SEO
- ● Business Development
- ● Embed Software

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $250,000
Closed Date	May 24, 2018
Security Type	Convertible Note
Valuation Cap	US $2,000,000

Market Landscape



Global Asset Performance Management Market Size

Optelos' go-to-market strategy will consists of other channels, In addition to direct account engagements, where we can leverage key channel and technology partners to amplify our market quality and reach.

These relationships include industry channel partners, system Integrators, technology partners, and drone service providers.

Asset Performance Management is Optelos' target market and this market is valued at over $13B and is expected to grow at a compound annual growth rate (CAGR) of 9.15% to 2025. Total Addressable Market is calculated to be $13.1B. We see our current Serviceable Addressable Market to be $5.3B.

We see our target enterprises as sites and physical assets in the oil and gas industry, the energy industry, industrial and factory environments, as well as telecom.

Risks and Disclosures

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Evolving government regulations may require increased costs or adversely affect the Company's results of operations. In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change its practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the products or services from being offered to Clients and Members, which could have a material adverse effect on the business, financial condition and results of operations.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company continues to face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The Company may face challenges maintaining, promoting, and growing its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive industrial data space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for approximately 8 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred significant losses from inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The company currently has approximately $150,000 in secured debt as of June 2020. During May 2020, the Company entered into a loan agreement with the US Small Business Administration for a total amount of $150,000 with an interest rate of 3.75% and maturity date of 30 years from the date of the agreement where payments shall begin 12 months from the date of the agreement. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. The Collateral in which this security interest is granted includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto. One of the Events of Default, as defined in that agreement is a general inability to pay its debts.

The Company has an outstanding PPP loan. The Company owes Bank of America for a Small Business Association Paycheck Protection Program loan totaling $21,872. This loan has been granted in April 2020 and accrues at an interest rate of 1% per annum and a maturity of April 2022.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	LAST MODIFIED	TYPE
⟩ ▢ Financials (2 files)	Sep 10, 2019	Folder
⟩ ▢ Fundraising Round (1 file)	Sep 10, 2019	Folder
⟩ ▢ Miscellaneous (4 files)	Sep 10, 2019	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Optelos

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Optelos. Once Optelos accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Optelos in exchange for your securities. At that point, you will be a proud owner in Optelos.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Optelos has set a minimum investment amount of US $1,000. Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Optelos does not plan to list these securities on a national exchange or another secondary market. At some point Optelos may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Optelos either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Optelos's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Optelos's Form C. The Form C includes important details about Optelos's fundraise that you should review before investing.

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If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck

OPTELOS

Software that Accelerates Asset Inspections

David Tran
CEO & Co-Founder



This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

OPTELOS



Optelos provides a patented data management, visualization, and AI analytics SaaS solution that accelerates asset inspection and delivers actionable insights for Enterprises

Customers







Partners




"Optelos delivered a solution that greatly improved our complex and varied asset inspection and maintenance program, across the organization" – *Matt Rachford, Innovation Leader, Georgia Pacific*



Industries such as energy, oil & gas, and manufacturing are embracing Digital Transformation of Asset Inspection



Visual technology

IoT sensors, drones, robotics, and specialty cameras generating visual data faster than ever



Massive volumes of visual data

Massive amounts of unstructured data are unmanageable for humans to consume, analyze and act on



Requires automated analysis

Enterprises want a unified solution to manage their data, act on it, model it and make better decisions

OPTEL●S

Optelos' AI powered inspection workflow reduces inspection costs, improves safety, and increases performance



US Patent No. 10,418,068

Ingest
Capture data from any source

Transform
Create digital asset database

Visualize
Immersive data visualization

AI Inspection
Rapidly identify asset issues

Operationalize
System workflow integration

OPTELS

Inspecting assets is risky, costly, and time consuming





"I need to reduce worker risks and improve quality by better analyzing and sharing data.

Director AT&T wireless





$100Ks, +2 weeks to manually inspect facilities





Georgia-Pacific

+$1M a day lost revenue during inspections





eog resources

$ Millions annually on safety, compliance, and inspection audits

grupo saesa

OPTELOS



$40B

Spent annually on asset inspections worldwide

(GE Capital research, 2019)



Hundreds of thousands of visual asset inspections performed a day

Millions of unstructured images, videos, and documents.

OPTEL⬤S

Today, the inspection process is manual, slow, and error prone limiting effectiveness and insights



Manual process limits amount, quality, and frequency of inspections performed

Inspectors rely on **multiple disparate systems** and legacy data sources

5-6 days from data capture to inspection results

Can't answer questions like "Show me assets with corrosion"

70% Data wasted due to cryptic storage and manual analysis

Unstructured data lacks actionable intelligence

Existing solutions lack visual data management and asset inspection analysis capabilities


IBM maximo
SAP
infor EAM
PREDIX
Data Source 1
Data Source 2
Data Source 3
Data Source 4
Data isolated in disparate silos

Existing asset management solutions have limited visual data management and inspection capabilities

Resulting in separate data silos and significant gaps in business intelligence

$13B **Spent on Asset Performance Management software** → Yet these solutions do not provide insights into visual data

OPTELOS

Optelos **patented technology** transforms visual data into a unified digital asset database



Aggregate unstructured data from any source

US Patent No. 10,418,068

Analyze, correlate and contextualize massive volumes of data

Create a unified digital inspection database optimized for AI & data visualization

OPTELS

Our data visualization technology allows users to **act on all that data on a single platform**



Create & analyze 3D Digital
Inspections models



Geo-Visual data
management



Integrated Dashboards
and Ticketing

OPTELOS

We make AI simple, infusing visual data with AI, to deliver insights beyond manual inspections



Integrated AI Labeling

We eliminate the hassle and costs of relying on multiple systems to manage and label data

"Zero Code" AI

Users can create AI models without coding and our AI Marketplace offers 3rd party AIs for any use case

Deploy at scale

Seamlessly deploy AI into inspection workflows without need for IT

OPTEL●S

We provide a complete workflow for Enterprises to operationalize AI powered inspections at scale

Operationalize

- AI Results Visualization
- Continuous inspections
- Workflow integration



Unified Data Management

- Single source of truth across organization
- Manage, transform, and act on data

Visualize and Collaborate

- Immersive data visualization
- AI labeling, tagging, and annotations

Create and deploy AI

- Zero code AI creation
- AI marketplace for 3rd party AI expansion

OPTELOS

Optelos AI infused data allows Enterprises to answer many inspection challenges



Optelos AI workflow enables **continuous inspection** for increase quality and compliance



Optelos AI **prioritizes** likely defects, **identifies** risks, and **reduces** inspection times



Optelos AI digital asset database enables **change detection**, search, and audits

and many more use cases and industries…

OPTEL**O**S

We continue to build **strong traction** across key industries worldwide

20+
customers

Our clients include leaders across Telecom, Industrial, Oil & Gas, Energy, and Drone Service Providers

Telecom	Industrial	Oil & Gas	Energy	Drone Service Providers
AT&T	KOCH INDUSTRIES INC	eog resources	grupo saesa	ZULU
zain	GP Georgia-Pacific	TEXO GROUP		UNITED Tower Alliance























7
strategic partners















Microsoft
accenture
neurala
BAIN & COMPANY
zain DRONE
AVISIGHT
infotrax

Optelos success

From our Customers (1H 2020)







TEXO GROUP

Texo, a major energy and utilities inspection firm in UK, selects Optelos for expansion

OPTELOS
U-VIP
Unmanned Vehicle Inspection Program
KOCH
Enterprise Asset Advisor
Password
Login

GP standardized on the Optelos solution for their Unmanned Vehicle Inspection Program (U-VIP)



Georgia-Pacific

KOCH INDUSTRIES INC

Success Story

AT&T

Problem

Performance of 5G and FirstNet cellular network impacted by signal interference

Optelos help reduce time & costs +50%

Use drones to inspect cell tower, create detail 3D models, identify equipment and other structure issues to reduce resolution time and costs by over 50%



* Results on time and cost savings are based on internal company research and reports comparing the Optelos' solution against traditional methods of asset inspection and issue identification.

OPTELOS

Quality revenue and strong growth

$89K Peak Monthly Revenue (Aug 2020)

$900K+ 2020 Projected Revenue



Optelos Revenue
2019 - 2021
$2,000,000
$1,500,000
$1,000,000
$500,000
$-
$(500,000)
2019
2020
2021
Revenue
Net Profit

	2019	2020 Full Year	2021
Revenue	$519,180	$850,000	$1,800,000
Net Profit	$(102,892)	$89,925	$200,000

Future Events Disclaimer: These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

OPTELOS

Enterprise SaaS Pricing
$90K - $300K ARR per Enterprise client



SaaS Subscription

NRR: $10K - $35K
(setup, direct and partner led)

MRR: $8K - $20K+
(base + users + feature options)



AI License

NRR: $20K - $100K
(AI dev, direct and partner led)

MRR: $4K – $9K+
(license + image processing)



Reality Model License

MRR: $2K – $7K
3D reality model processing

NRR = Non-Recurring Revenue
MRR = Monthly recurring Revenue

OPTEL⬤S

Go To Market and Sales Strategy

In addition to direct account engagements, we leverage key channel and technology partners to amplify our Go To Market

Industry Channel Partner



- Microsoft selected Optelos platform for AI asset inspection
- Access to over 500 Industrial and Manufacturers

System Integrators



- Deployed in Accenture Innovation Centers worldwide

Technology Partners



- AI partners reduces costs and improves time to market
- Cross-sell Optelos

Drone Service Providers



- Specialized industry operations create pull-through sales

OPTELOS

We continue to build on our first mover advantage as the center of gravity for visual inspection

2H 2020 Solutions Roadmap

Data Visualization

- LiDAR processing
- Thermal analysis
- AutoCAD viewer
- Mobile App





AI Marketplace

- Add 3rd party AI partners into Optelos marketplace
- Release stand-alone AI Suite




Workflow Integration

- Asset performance vendors (SAP, Microsoft,…)
- Field workforce (ServiceNow)
- GIS mapping (ESRI)





OPTEL☉S



Market Size

Asset Performance Management

$13.1B
TAM

$5.3B
SAM



Oil & Gas

U.S. – Top 10 oil and gas producers represent 70% of U.S. production. 3K independent producers. 2.5M miles of gas pipeline and 215K miles of oil pipeline, 954 drilling rigs



Energy

U.S. – 3,300 energy & electrical transmission, distribution and renewable companies; 200 supply majority of transmission & distribution



Industrial

200,000+ locations in U.S. alone inspecting facilities, storage tanks, and inventory stockpiles



Telecom

122,683 cell towers in US; Middle East and North Africa region's 15 countries includes 110,000 cell towers

Who we are

Experience across Enterprise, SaaS, Marketing, and our own fighter pilot



David Tran
CEO & CO-FOUNDER


BU Manager



Dave Collmann
CFO & CO-FOUNDER


CEO



Kevin McKeand
VICE CHAIRMAN


VP Bus. & Corp. Development



Neil Inman
VP OF OPERATIONS


Fighter pilot, drone



Ed Sztuka
CHIEF REVENUE OFFICER


CEO



April Beasley
MARKETING DIRECTOR


Product Marketing



Minh Tran
ENGINEERING DIRECTOR


Lead Full-Stack Dev



Vlad Shevchenko.
Software Dev (Contractor)





Dmitry Gavrilenko
Software Dev (Contractor)





Software that accelerates digital transformation of asset inspection



Thank you

optelos.com

EXHIBIT E
Video Transcript

Optelos investor overview for SeedInvest
https://youtu.be/ufRm7NUfkDg

"Hi, I'm Kevin McKeand, CEO of Optelos. Optelos is an enterprise focused SaaS platform for businesses performing asset inspections. These businesses inspect their assets for financial and management reasons, as well as environmental and regulatory compliance. Generally speaking, they've been inspecting their assets for simple human visual inspection, and sometimes using a handheld camera. With the growth of new technology solutions like IoT sensors, commercial drones, and specialized cameras that identify heat, vegetation, and methane release, there is a lot more information for those businesses to consume, analyze, and act on. So, while the businesses have a lot of new tools available for the asset inspection process, the massive amount of unstructured images, videos, and content has become unmanageable for most of these businesses. Optelos was created 3 years ago to address this challenge. Businesses in telecom, oil & gas, energy, discrete manufacturing, industrial engineering, essentially any business that visually inspects their assets, use Optelos to get a unified single pane of glass, where they can view, annotate, analyze, and share the data, while creating workforce activities to address the inspection issues. Utilizing the images, Optelos also creates 2D and 3D models, or digital inspection twins. Our AI computer vision leverages software, providing rapid and accurate identification of issues found in the inspection process. Ultimately businesses that use Optelos improve the speed and quality of their inspections, while making it safer. The funding will allow us to increase our growth trajectory from a growing platform, add support for our channel partners such as Microsoft, Accenture, and Deloitte, and add to our software development team as we continue enhancing our product."

Thank you for your attention.